Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollar amounts in thousands, except ratios)

	Fiscal Year Ended						Thirteen Weeks Ended December 25, 2011 (unaudited)
	September 30, 2007	September 28, 2008	September 27, 2009	September 26, 2010	September 25, 2011
					(actual)	(pro forma)(A)	(actual)	(pro forma)(A)
Earnings:
Pretax income from continuing operations	$(17,195)	$(46,158)	$(168,916)	$(60,507)	$(55,479)	$(60,145)	$(12,432)	$(15,321)
Plus:
Fixed charges	25,500	25,256	23,562	18,327	17,342	19,408	4,850	5,139
Amortization of capitalized interest	2,028	2,064	2,319	1,057	811	811	155	155
Distributed income of equity investees	—	—	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—	—	—
Minus:
Interest capitalized	(2,577)	(966)	(589)	(1,071)	(972)	(972)	(295)	(295)
Preference security dividend requirements	—	—	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries	—	—	—	—	—	—	—	—

Adjusted pretax income from continuing operations	$7,756	$(19,804)	$(143,624)	$(42,194)	$(38,298)	$(40,898)	$(7,722)	$(10,322)

Fixed Charges:
Add:
Interest expensed and capitalized(B)	$19,051	$19,212	$19,109	$16,113	$15,185	$17,332	$4,216	$4,525
Amortized premiums, discounts and capitalized expense related to indebtedness	1,521	1,521	1,242	834	852	771	362	342
Estimate of interest within rental expense	4,928	4,523	3,211	1,380	1,305	1,305	272	272
Preference security dividend requirements

Total fixed charges	$25,500	$25,256	$23,562	$18,327	$17,342	$19,408	$4,850	$5,139

Ratio of earnings to fixed charges	0.30	(0.78)	(6.10)	(2.30)	(2.21)	(2.11)	(1.59)	(2.01)
Deficiency	$17,744	$45,060	$167,186	$60,521	$55,640	$60,306	$12,572	$15,461

(A)	Assumes the Outstanding 3.25% Notes Tender Offer, Exchange Offer and Rights Offering amounts equal to the commitments to participate as agreed to by certain holders of Outstanding 3.25% Notes prior to the commencement of the Tender/Exchange Offers and the Rights Offering.
(B)	For the fiscal years ended September 30, 2007, September 28, 2008, September 27, 2009, September 26, 2010, September 25, 2011 and the thirteen weeks ended December 25, 2011, Interest expensed and capitalized includes non-cash interest of $7,562, $8,075, $8,793, $8,456, $7,576 and $1,672, respectively, from the company’s adoption of Financial Accounting Standards Board guidance for accounting of convertible debt instruments. Pro forma interest expensed and capitalized for the fiscal year ended September 25, 2011, and the thirteen weeks ended December 25, 2011 includes non-cash interest of $6,172 and $1,097, respectively, from the company’s adoption of the same guidance.